

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

James Zimbler
Vice President of Corporate Finance
Cannagistics Inc.
150 Motor Parkway
Suite 401
Hauppauge, NY 11787

> **Re: Cannagistics Inc.**
> **Form 10-K for the fiscal year ended July 31, 2021**
> **Filed November 4, 2021**
> **File No. 0-55711**

Dear Mr. Zimbler:

We have reviewed your filing and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2021

Controls and Procedures, page 28

1. You disclose that "management concluded that, as of July 31, 2020, our internal control over financial reporting was not effective." Please amend your form 10-K to instead state, if true, that such conclusion was made as of July 31, 2021.

2. Regarding the steps listed to remediate such weaknesses in your internal control over financial reporting, you state that you "hope to implement the following changes during our fiscal year ending July 31, 2020". Please revise the foregoing date as deemed appropriate since the foregoing period has already ended.

James Zimbler
Cannagistics Inc.
December 21, 2021
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 if you have any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences